                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    3   )*
                                          -------


                             HUNTWAY PARTNERS L.P.
       -----------------------------------------------------------------
                               (Name of Issuer)
                           Units Representing Common
                         Limited Partnership Interests
      -------------------------------------------------------------------
                         (Title of Class of Securities

                                  447300 10 4
                             --------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447300104               13G                        Page 2 of 7 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reprise Holdings, Inc.          74-1986485

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas

--------------------------------------------------------------------------------

  NUMBER OF
                    5  SOLE VOTING POWER
   SHARES
                            -0-

--------------------------------------------------------------------------------

BENEFICIALLY
                    6  SHARED VOTING POWER
  OWNED BY
                            -0-

--------------------------------------------------------------------------------

    EACH
                    7  SOLE DISPOSITIVE POWER
  REPORTING
                            -0-

--------------------------------------------------------------------------------
   PERSON
                    8  SHARED DISPOSITIVE POWER
    WITH
                            -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

CUSIP No. 447300104               13G                        Page 3 of 7 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Chicago Equity Corporation        36-2464372

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

--------------------------------------------------------------------------------

  NUMBER OF
                    5  SOLE VOTING POWER
   SHARES
                            5,173,205 Common Units

--------------------------------------------------------------------------------

BENEFICIALLY
                    6  SHARED VOTING POWER
  OWNED BY
                            -0-

--------------------------------------------------------------------------------

    EACH
                    7  SOLE DISPOSITIVE POWER
  REPORTING
                            5,173,205 Common Units

--------------------------------------------------------------------------------

   PERSON
                    8  SHARED DISPOSITIVE POWER
    WITH
                            -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,173,205 Common Units

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        20.41%

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

CUSIP No. 447300104               13G                        Page 4 of 7 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Chicago NBD Corporation           38-1984850

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

--------------------------------------------------------------------------------

3  SEC USE ONLY


--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------

  NUMBER OF
                    5  SOLE VOTING POWER
   SHARES
                            -0-

--------------------------------------------------------------------------------

BENEFICIALLY
                    6  SHARED VOTING POWER
  OWNED BY
                            -0-

--------------------------------------------------------------------------------

    EACH
                    7  SOLE DISPOSITIVE POWER
  REPORTING
                            -0-

--------------------------------------------------------------------------------

   PERSON
                    8  SHARED DISPOSITIVE POWER
    WITH
                            -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None except indirectly through one or more subsidiaries as reported herein. See Item 4.

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*

        CO HC

--------------------------------------------------------------------------------

Item 1(a).      Name of Issuer:
                --------------

                Huntway Partners, L.P. (the  "Partnership")

Item 1(b).      Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                25129 The Old Road
                Newhall, California 91381

Item 2(a)-(c).  Name of Person Filing               Address                      Place of Organization
                ---------------------               -------                      ---------------------
                Reprise Holdings, Inc.              Three First National Plaza          Texas
                                                    Suite 1330
                                                    Chicago, IL 60670

                First Chicago Equity Corporation    One First National Plaza            Illinois
                ("FCEC")*                           Chicago, IL 60670

                First Chicago NBD Corporation       One First National Plaza            Illinois
                ("FCN")                             Chicago, IL 60670


____________
* First Chicago NBD Corporation ("FCN ") is filing this statement on behalf of itself and its wholly-owned subsidiary, First Chicago Equity Corporation ("FCEC"), formerly known as First Capital Corporation of Chicago. The agreement of FCN and FCEC to file joint disclosure statements on Schedule 13G was filed previously.

Item 2(d).      Title of Class of Securities:
                ----------------------------

                Units representing common limited partnership interests in the Partnership ("Common Units").

Item 2(e).      CUSIP Number
                ------------

                447300 10 4

Item 3.         Type of Person Filing:
                ---------------------

                Not applicable.

Item 4.         Ownership:
                ---------

                (a)-(c) See items 5 through 9 and item 11 on pages two through four hereof. Reprise Holdings, Inc. ("Reprise") serves as the general partner for each of the partnerships which serve as general partners of the Partnership. FCEC as the major stockholder of Reprise may be deemed to control Reprise. Prior to June 30, 1997, Reprise directly held 653,286 Common Units. As of such date, the Common Units were distributed to the stockholders of Reprise including FCEC. The information on page three reflects this distribution. FCN may be deemed to beneficially own the Common Units which are held directly or indirectly by FCEC solely through its ownership of FCEC.

Item 5.         Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                Not applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding
                Company:
                -------------------------------------------------------------

                Not applicable.

Item 8.         Identification and Classification of Member of the Group:
                --------------------------------------------------------

                Not applicable.

Item 9.         Notice of Dissolution of Group:
                ------------------------------

                Not applicable.

Item 10.        Certification:
                -------------

                Not applicable.

Signature:
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998


                                  REPRISE HOLDINGS, INC.


                                  By:/s/ Gary Little
                                     -----------------------------
                                         Gary Little
                                         Vice President



                                  FIRST CHICAGO NBD CORPORATION


                                  By: /s/ M. Eileen Kennedy
                                     -----------------------------
                                          M. Eileen Kennedy
                                          Senior Vice President and Treasurer